VIA EDGAR

December 10, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Impax Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-34263

Dear Mr. Rosenberg:

Impax Laboratories, Inc. (the “Company” or “Impax”) submits this response to the comment letter (“Comment Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 26, 2014 regarding the above referenced filing.

The Company has carefully reviewed the Staff’s comments and the Company’s responses are set forth below. To facilitate the Staff’s review, each comment, which is reproduced in bold type and followed by the Company’s response, appears under the same caption(s) and has the same number given it in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates, page 54

1.

You state that you “monitor actual credit memos issued to your customers and compare such actual amounts to the estimated provisions…to assess the reasonableness of the various reserves.” Given your disclosure that “We do not have the ability to specifically link any particular sales credit to an exact sales transaction,” please describe the way in which you analyzed the credits in order to determine that the chargeback, rebate and returns reserves were reasonable and were not overstated or understated at December 31, 2010, 2011, 2012 and 2013 and at September 30, 2014. Also, tell us:

●	why you cannot link any particular sales credit to an exact sales transaction; and
●	how you were able to determine the amount of the change in estimate recorded for each reserve or that the amount was not material in 2011, 2012 and 2013 and the nine months ended September 30, 2014.

RESPONSE:

The Company provides the following information related to its three largest gross to net accruals as background information to describe the way in which the Company analyzes the credits in order to determine that the chargeback, rebate and returns reserves are reasonable and are not overstated or understated.

Chargebacks

Consistent with pharmaceutical industry practices, the Company calculates the estimated accrued provision for chargebacks at every month end by customer, by product using wholesaler acquisition cost price, average contract price from the chargeback data received from the wholesalers and the amount of inventory on hand at the major drug wholesalers with whom the Company does business. The Company’s sales and marketing department determines the wholesaler acquisition cost and contract pricing, and changes are communicated to the Company’s finance department. An average is used for contract price because each Impax product is typically sold by the wholesalers under numerous indirect contracts to customers with varying pricing. The Company calculates the average contract price using the actual historical indirect sales mix, and the actual contract price in effect as of each month end. The actual historical indirect sales mix is also updated for current market information from the Company’s sales and marketing department. The chargeback data and wholesaler inventory units on hand are reported to the Company via electronic data interface from the wholesalers. Chargeback transactions have a relatively short lag starting from the earned date (which is point of sale by the wholesaler) to settlement date (which is issuance of a credit memo by the Company to the wholesaler). This affords the Company the ability to monitor changes in any chargeback trends as the lag, in most instances, is less than one week after the sale is made by the wholesaler.

Rebates

Consistent with pharmaceutical industry practices, the Company calculates the estimated accrued provision for rebates every month end by customer, by product using actual direct and indirect sales data, actual rebate terms in effect at each month end, actual historical indirect sales mix, and the amount of inventory on hand at the Company’s major drug wholesalers. The Company uses the actual historical indirect sales mix and inventory units to calculate the pipeline component of the estimated accrued provision for rebates. Rebates differ from chargebacks in that they are contractually agreed upon programs between Impax and most of its wholesale and retail customers. Generally these rebate programs are Per Unit Rebate, Percent of Sales Rebate or Volume/Tiered Rebate and are based on either direct or indirect sales (dollars or units, whichever is applicable).

Since the Company is invoiced by its customers for each individual rebate program, it is able to reconcile the payment of these rebates back to the period of sales transactions when they were earned and accrued. The majority of the Company’s rebate programs are based on indirect sales and therefore these rebates are calculated using the same chargeback data used to establish the chargeback provision. Furthermore, its customers use the same chargeback data when preparing their rebate invoices to the Company and those chargeback transactions typically have a lag of less than one week.

Returns

Consistent with pharmaceutical industry practices, the Company accepts product returns within six months prior to, or until 12 months following, a product’s expiration date. The Company evaluates the lag time associated with all product returns in establishing its provision rate and the Company monitors the historical return rates for any changes that might impact the estimated accrued provision for returns. The Company calculates the estimated accrued provision for returns at every quarterly balance sheet date for each individual product using actual direct sales data and actual returns credits issued to customers. The actual returns credits are compared to the lagged gross sales (by product) to determine the historical return rate. The lag is the time that elapsed between the lot shipment date and the date of the actual return. The Company also uses the lag to establish the period of gross sales to be reserved at the current return rate.

Consistent with other pharmaceutical companies, the Company cannot link particular sales credits to an exact sales transaction in the case of chargebacks because the wholesaler does not provide a reference to the Company’s invoice number when they sell the Company’s product and submit a claim. In the case of rebates, the Company can only link sales credits to the period of sales transaction for rebate programs that are based on direct sales. However, the majority of the Company’s customers’ rebate programs are based on indirect sales. Similarly, for returns the Company cannot link returns to an exact sales transaction, but the Company is able to analyze the lot numbers of all product returns in order to determine the range of sales transactions associated with those lots. This allows the Company to monitor the approximate lag time associated with returns of each product family.

Furthermore, the Company monitors the gross to net deductions as a percent of gross sales as well as the accruals versus payments on a monthly basis for variances, which has not resulted in any material changes in estimates. The Company’s provision rates as a percentage of gross product sales for chargebacks, rebates and returns change due to market related events as well as other changes in estimates.

As highlighted in the table in our 2013 Form 10-K for chargebacks, the Company experienced a change in the provisioning rate from 2012 of 22% to 2013 of 34%. The Company experienced three distinct market related events during this time period: the Company began to experience competition for its authorized generic Adderall XR® products; the Company began selling its authorized generic Zomig products which have higher chargeback rates; and the Company experienced a shift in direct sales from retail to wholesale all of which resulted in an increase in the chargeback rate. After analyzing such events the remaining movement in the provisioning rate for chargebacks is within 1-2% of gross sales. In addition, given that the time from shipment of product and the processing of chargebacks (i.e. “lag”) has a fast turnaround, any material changes in estimates would be identified in a timely manner. Historically, the Company has not experienced any such material change in estimate for the periods set forth in the Staff’s comment.

Similarly for rebates the Company experienced an increase in a change in the provision rate from 12% in 2012 to 17% in 2013 and 18% in 2014. The market related events that occurred during this time period included the previously mentioned competition regarding generic Adderall, the Company’s commencement of sales of its generic Zomig and Trilipix products which have a higher rebate rate, an increased rebate offered on the Company’s Digoxin product related to a price increase and a new customer agreement, all of which resulted in increased rebates on the Company’s products. The change in provision rate related to changes in estimate has been less than one-half of one percent for the periods set forth in the Staff’s comment.

The Company experienced a low provisioning rate related to returns in 2011 and 2012. This was caused by a lower than estimated returns experience primarily related to the Company’s high volume generic Adderall XR® and Fenofibrate product as well as credits issued related to a recall of the Company’s authorized generic Adderall XR® products. The Company recorded a change in estimate related to these products which was disclosed in the Company’s annual report on Form 10-K for those respective years. In addition, the total return provision as a percent of gross sales has ranged from 0.1% to 1.6% from fiscal year 2010 to September 30, 2014 which the Company considers immaterial.

After considering the adequacy of the disclosure in the Company’s Critical Accounting Policies and Use of Estimates, management has concluded that it will amend its disclosure in its Annual Report on Form 10-K regarding its ability to link any particular sales credit to exact sales transactions in future quarterly and annual filings to include the foregoing analysis to the commentary, along the lines of the following:

“Global Product sales, net, and Impax Product Sales, net: Revenue from the sale of products is recognized when title and risk of loss of the product is transferred to the customer and the sales price is fixed and determinable. Provisions for discounts, early payments, rebates, sales returns and distributor chargebacks under terms customary in the industry are provided for in the same period the related sales are recorded. We record estimated reductions to revenue at the time of the initial sale and these estimates are based on the sales terms, historical experience and trend analysis.

Gross to Net Sales Accruals: We base our sales returns allowance on estimated on-hand inventories at our customers, measured end-customer demand as reported by third-party sources, actual returns history and other factors, such as the trend experience for lots where product is still being returned or inventory centralization and rationalization initiatives conducted by major pharmacy chains, as applicable. If the historical data we use to calculate these estimates do not properly reflect future returns, then a change in the allowance would be made in the period in which such a determination is made and revenues in that period could be materially affected. Under this methodology, we track actual returns by individual production lots. Returns on closed lots, that is, lots no longer eligible for return credits, are analyzed to determine historical returns experience. Returns on open lots, that is, lots still eligible for return credits, are monitored and compared with historical return trend rates. Any changes from the historical trend rates are considered in determining the current sales return allowance.

Sales discount accruals are based on payment terms extended to customers.

Government rebate accruals are based on estimated payments due to governmental agencies for purchases made by third parties under various governmental programs. U.S. Medicaid rebate accruals are generally based on historical payment data and estimates of future Medicaid beneficiary utilization applied to the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. The Medicaid rebate percentage was increased and extended to Medicaid Managed Care Organizations in March 2010. The accrual of the rebates associated with Medicaid Managed Care Organizations is calculated based on actual billings received from the states. We adjust the rebate accruals as more information becomes available and to reflect actual claims experience. Effective January 1, 2011, manufacturers of pharmaceutical products are responsible for 50% of the patient’s cost of branded prescription drugs related to the Medicare Part D Coverage Gap. In order to estimate the cost to us of this coverage gap responsibility, we analyze the historical invoices. This expense is recognized throughout the year as costs are incurred.

Rebates or administrative fees are offered to certain customers, group purchasing organizations and pharmacy benefit managers, consistent with pharmaceutical industry practices. Settlement of rebates and fees may generally occur from one to 15 months from the date of sale. We provide a provision for rebates at the time of sale based on contracted rates and historical redemption rates. Assumptions used to establish the provision include level of customer inventories, contract sales mix and average contract pricing. We regularly review the information related to these estimates and adjust the provision accordingly.

Chargeback accruals are based on the differentials between product acquisition prices paid by wholesalers and lower contract pricing paid by eligible customers.

Distributor service fee accruals are based on contractual fees to be paid to the wholesale distributor for services provided. TRICARE is a health care program of the U.S. Department of Defense Military Health System that provides civilian health benefits for military personnel, military retirees and their dependents. TRICARE rebate accruals are based on estimated Department of Defense eligible sales multiplied by the TRICARE rebate formula.

The following table is a roll-forward of the activity in the reserves for the years ended December 31, 2013, 2012 and 2011 with an explanation for any significant changes in the accrual percentages:

	As of December 31,
	2013	2012	2011
	($ in 000s)
Chargeback reserve
Beginning balance	$18,410	$22,161	$14,918
Provision recorded during the period	389,707	209,452	166,504
Credits issued during the period	(371,051)	(213,203)	(159,261)
Ending balance	$37,066	$18,410	$22,161
Provision as a percent of gross product sales	34%	22%	23%

The aggregate provision for chargebacks, as a percent of gross product sales, increased to 34% in 2013 from 22% in 2012 primarily as a result of an increase in the estimated provision for chargebacks related to our authorized generic Adderall XR® products during the year ended December 31, 2013 due to price erosion resulting from increased competition. In June 2012, an unrelated pharmaceutical company received FDA approval for a competitor product to our authorized generic Adderall XR® products and began marketing their product. See “Results of Operations” below for additional discussion on the impact of our authorized generic of Adderall XR® product sales on our financial condition.

The aggregate provision for chargebacks, as a percent of gross product sales, decreased slightly from 2011 to 2012 primarily as a result of sales of Impax-labeled branded Zomig®, which we began selling during the year ended December 31, 2012, and which carries a lower average chargeback amount relative to our other products. The lower chargebacks on Impax-labeled branded Zomig® were partially offset by higher chargebacks on sales of our authorized generic Adderall XR® and fenofibrate products during the year ended December 31, 2012 which resulted in lower net selling prices for those products. The lower net selling prices on our authorized generic Adderall XR® and fenofibrate products were the result of increased competition during the year ended December 31, 2012. With respect to our authorized generic Adderall XR® products, in June 2012, an unrelated pharmaceutical company received FDA approval for a competitor product to ours and began marketing their product. With respect to our fenofibrate products, in October 2012, an unrelated pharmaceutical company received FDA approval for a competitor product to our fenofibrate capsules and began marketing their product. See “Results of Operations” below for additional discussion on the impact of our authorized generic of Adderall XR® and fenofibrate product sales on our financial condition.

	As of December 31,
	2013	2012	2011
	($in 000s)
Rebate reserve
Beginning balance	$46,011	$29,164	$23,547
Provision recorded during the period	193,288	111,099	79,697
Credits issued during the period	(150,850)	(94,252)	(74,080)
Ending balance	$88,449	$46,011	$29,164
Provision as a percent of gross product sales	17%	12%	11%

The increase in the provision for rebates as a percent of gross product sales from 2012 to 2013 was principally the result of product sales mix, as well as higher levels of rebates offered on our authorized generic Adderall XR® products.

The increase in the provision for rebates as a percent of gross product sales from 2011 to 2012 was principally the result of increased competition on our authorized generic Adderall XR® and fenofibrate products during the year ended December 31, 2012 which resulted in lower net selling prices. With respect to our authorized generic Adderall XR® products, in June 2012, an unrelated pharmaceutical company received FDA approval for a competitor product to ours and began marketing their product. With respect to our fenofibrate products, in October 2012, an unrelated pharmaceutical company received FDA approval for a competitor product to our fenofibrate capsules and began marketing their product. See “Results of Operations” below for additional discussion on the impact of our authorized generic of Adderall XR® and fenofibrate product sales on our financial condition.

	As of December 31,
	2013	2012	2011
	($in 000s)
Returns reserve
Beginning balance	$23,440	$24,101	$33,755
Provision recorded during the period	11,015	3,003	688
Credits issued during the period	(6,366)	(3,664)	(10,342)
Ending balance	$28,089	$23,440	$24,101
Provision as a percent of gross product sales	1.0%	0.3%	0.1%

The provision for returns as a percent of gross product sales increased to 1.0% in 2013 as compared to 0.3% in 2012. The primary factor driving the 2013 rate is due to a shifting sales mix within both the generic and brand product divisions.

The provision for returns as a percent of gross product sales remained relatively low during the years ended December 31, 2011 and 2012 as the result of low levels of returns for high volume products such as authorized generic Adderall XR® and fenofibrate. Credits issued during 2011 included $5.8 million related to a recall of our authorized generic Adderall XR® products which was initiated by our unrelated third-party manufacturer of those products. Other credits issued during 2011 amounted to $4.5 million, similar to the total credits issued in 2012.

Rx Partner and OTC Partner.” (the Company will continue the disclosures from this point as previously disclosed in its Annual Report on Form 10-K)

Notes to Consolidated Financial Statements

12. Alliance and Collaboration Agreements

Distribution, License, Development and Supply Agreement with Astrazeneca UK Limited, page F-41

2.

Please provide a detailed analysis of the facts and circumstances and the authoritative accounting literature supporting your accounting for the $43.6 million “transition payments” as a reduction of the $130 million payment in 2012 and for the $3.3 million adjustment as a reduction of the initial cost of the Zomig® product rights in 2013. Also provide us an analysis of any alternative accounting you considered but did not apply.

RESPONSE:

On January 31, 2012, Impax and AstraZeneca UK Limited (“AZ”), entered into a Distribution, License, Development and Supply Agreement (“Agreement”), which was effective retroactive to January 1, 2012. Under the Agreement, AZ granted to Impax an exclusive license to commercialize the existing Zomig products – tablet, nasal spray and orally disintegrating tablet (“ODT”) - for the treatment of migraine headaches - in the United States of America. Impax began to commercialize Impax-labeled Zomig tablets on April 1, 2012, and Impax-labeled Zomig ODT and nasal spray on July 1, 2012.

The Company had recorded the following amounts in 2012, as set forth on page F-24 of the Company’s 2012 Annual Report on Form 10-K:

	Debit/(Credit)
Receivable from AZ – Transition payments	$43.6	Million
Prepaid Royalty	41.3	Million
Intangible Asset – Product Acquisition Cost	45.1	Million
Payable to AZ	(130.0)	Million

During the period between January 1, 2012 and the commercialization dates noted above (the “transition period”), AZ continued to manufacture and sell AZ-labeled Zomig products in order to avoid supply disruptions. Under the terms of the Agreement, AZ made payments to Impax representing 100% of the gross profit on any sales of AZ-labeled product during the transition period. As a result, the Company recorded an asset for the estimated transition payments as part of its purchase price allocation. The Company concluded that these transition payments represent reimbursements of purchase price rather than revenue.  The key issue considered in the Company’s determination included an analysis of the control, risk and reward and earnings process. The Company relied upon the guidance contained in ASC Topic 605 Revenue Recognition, ASC Topic 350 Intangibles – Goodwill and Other and ASC Topic 805 Business Combinations in making this conclusion.

The transition plan included in the Agreement provided that during the transition period, AZ will have sole responsibility for distribution and sale of such AZ-labeled products in the specified field in the specified territory, including responsibility for establishing the terms of sale (including pricing and discounts), order processing, invoicing, collection and distribution and for the handling of any returns, recalls or withdrawals with respect to such products. Further, all such AZ-labeled products distributed by AZ during the transition period for such products were required to be labeled with AZ’s national drug code (“NDC”). Pursuant to the terms of the transition plan, sales by AZ during the transition period would be excluded from the calculation of Impax net sales under the Agreement.

In addition, the provisions in the Agreement related to the transition activities make it very clear that AZ remained in control over the distribution and sale of products until Impax obtained its own NDCs for the products. For instance:

●

Sales Price. The sales price during the transition period for a respective product was set by AZ and net sales of such product was calculated on an accrual basis in accordance with the standard internal policies and procedures of AZ or its affiliates.

●	Supply Price. The supply price for a product during the transition period was set by AZ.

●

Commercial Supply. While the Agreement required AZ to use its commercially reasonable efforts to produce and supply product to Impax at certain agreed upon levels set forth in the Agreement, there were many factors that could have impacted AZ’s ability and will to manufacture product for the Company, including availability of materials for supply of product and its impact on other products produced by AZ for itself or for third parties. As demonstrated by the Company’s litigation with Shire LLC and subsequent settlement over the Company’s breach of contract claim and other related claims over Shire’s failure to fill the Company’s orders for generic Adderall XR as discussed on page F-54 of the Company’s 2012 Annual Report on Form 10-K, there are no guarantees that supply levels specified in definitive agreements will be met by the Company’s third party supplier or partner.

●

Actual Production. Pursuant to the Agreement, AZ, in its sole discretion, had the right to determine whether to manufacture products itself, through an affiliate or through a third party manufacturer and Impax had no input regarding the party that produced the product which only amplified the risk to consistent supply of products to the Company.

●

Samples. Similar to commercial supply, AZ had the right to determine whether to manufacture product samples itself, through a third party or through an affiliate.  Additionally, the product samples that were provided to the Company under the Agreement were allowed to be labeled with AZ’s NDC, allowing AZ to decrease any previously produced inventory or samples at no additional cost.

●

Existing Customers/Managed Market contracts. During the transition period, AZ had the right to terminate its managed market contracts in effect as of the effective date of the Agreement.  Although Impax was permitted to negotiate terms for Managed Market contracts for itself, Impax was required under the Agreement to ensure that such Managed Market contracts did not become effective prior to the end of the transition period and was also prohibited under the Agreement from not entering into any Managed Market contracts for any existing product bearing AZ’s NDC.  This provision restricted Impax’s sales until an NDC could be issued for each product.

Based on the forgoing, Impax never took possession or title to the AZ labeled product inventory, had no sales force for this inventory and as a result did not control the asset acquired as AZ made all material decisions during the transition period. As the Company did not have the risks and rewards of ownership of the asset there was no earnings process to complete and the Company therefore believes these payments should properly be viewed as a return of the purchase price.  Accordingly, the Company recorded the estimated amount of the payments as a receivable in the initial purchase price allocation at the acquisition date fair value.

The Company also recorded an estimated prepaid royalty as part of the original purchase price allocation. Contractual royalty obligation to AZ began January 1, 2013, however the total purchase price paid to AZ included a royalty component for sales of Impax-labeled products made during 2012 after the transition period. The Company recorded royalty expense for Impax-labeled product during 2012 with an offsetting reduction to the prepaid royalty. The Company included royalty expense as a component of cost of goods sold on its income statement. As the Company calculated actual sales and corresponding royalties, it made adjustments to the estimated prepaid royalty in the normal course of business, including the $3.3 million in 2013.

As requested in the Staff’s letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes this letter is fully responsive to the Staff’s comments. However should you have any questions regarding the Company’s responses or require any additional information, please feel free to contact me at 215-558-4360.

Sincerely,

/s/ Bryan M. Reasons

Chief Financial Officer and Senior Vice President, Finance